FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

US Dollar Interim Financial Statements for August 31, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: October 18, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

October 18, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

US Dollar Interim Financial Statements for August 31, 2004

cc:

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2004/08/31
Date of Report:	2004/10/15

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2004/10/15

“Harj Gill”	Harj Gill	2004/10/15

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended August 31, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31 2004

(Expressed in US Dollars)

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Expressed in US Dollars
Unaudited - Prepared by Management

ASSETS	August 31 2004	February 29 2004
Current
Receivables	$778,196	$469,336
Inventories	858,527	732,144
Prepaids	56,443	80,202
	1,693,166	1,281,682
Plant and equipment (Note 4)	32,383	34,893
Intangible assets (Note 5)	70,746	48,838
	$1,796,295	$1,365,413

LIABILITIES
Current
Bank demand loan (Note 6)	$586,260	$586,569
Payables and accruals	154,699	118,463
Current portion of long-term debt (Note 7)	37,655	34,461
Income taxes payable	46,650	903
	825,264	740,396

Long-Term debt (Note 7)	103,641	121,675
Due to shareholders (Note 8)	388,061	332,799
	1,316,966	1,194,870

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	74,274	47,921
Retained Earnings - Statement 2	405,055	122,622
	479,329	170,543
	$1,796,295	$1,365,413

Commitments (Note12)

Contingencies (Note 15)

Approved on behalf of the Board

“Rani Gill”, Director

“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Expressed in US Dollars
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2002	43,965,558	$265	$120,218	$120,483
Issue of shares for finder’s fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	15,756	-	15,756
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	31,900	-	31,900
Loss for the year		-	(179,884)	(179,884)
Balance - February 28, 2003	46,398,891	47,921	(59,666)	(11,745)
Earnings for the year	-	-	182,288	182,288
Balance - February 29, 2004	46,398,891	47,921	122,622	170,543
Conversion of warrants into common shares (Note 9)	250,000	26,353	-	26,353
Earnings for the period – Statement 3	-	-	282,433	282,433
Balance – August 31, 2004	46,648,891	$74,274	$405,055	$479,329

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Expressed in US Dollars
Unaudited - Prepared by Management

	2004		2003
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Sales	$1,182,517	$2,637,489	$924,320	$1,798,703
Cost of Sales	731,432	1,561,349	599,613	1,129,196
Gross Margin	451,085	1,076,140	324,707	669,507

Expenses
Selling
Advertising	17,191	49,685	11,609	15,653
Communication	7,834	13,555	3,869	10,798
Freight and delivery	28,062	55,367	22,481	31,148
Salaries and benefits	90,803	174,974	53,349	97,853
Stationery and supplies	4,047	5,430	5,294	7,086
Travel	14,112	33,285	16,632	25,489
	162,049	332,296	113,234	188,027
General
Bad debts	33,370	33,138	12,155	11,885
Depreciation and amortization	6,096	13,854	8,137	12,364
Insurance	11,534	19,169	6,975	14,796
Interest and bank charges	27,980	56,474	28,415	50,077
Occupancy	27,872	58,033	25,453	53,111
Office and supplies	13,418	27,233	5,776	9,701
Professional fees	19,716	27,583	10,608	23,336
Public relations	18,058	29,687	1,744	1,706
Salaries and consulting	80,368	142,070	37,969	83,593
Transfer agent and regulatory	12,315	14,512	4,347	5,078
Travel	6,604	10,124	1,143	1,695
	257,331	431,877	142,722	267,342
	419,380	764,173	255,956	455,369

Earnings before other income (expense) and income taxes	31,705	311,967	68,751	214,138
Foreign translation gains (losses)	(6,544)	17,116	28,078	24,020
Other income (expenses)	-	-	(970)	113
Earnings before income taxes	25,161	329,083	95,859	238,271
Income taxes	(15,245)	(46,650)	-	(853)
Earnings for the Period	$9,916	$282,433	$95,859	$237,418

Earnings per Share - Basic and Diluted	$0.0002	$0.006	$0.002	$0.005

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Expressed in US Dollars
Unaudited - Prepared by Management

	2004		2003
Cash Resources Provided By (Used In)	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Operating Activities
Net earnings	$9,916	$282,433	$95,859	$237,418
Amortization of plant and equipment	6,096	13,854	8,137	12,364
Gain on sale of assets	-	-	-	(950)
Changes in non-cash operating working capital (Note 10)	44,473	(329,499)	(308,277)	(604,435)
	60,485	(33,212)	(204,281)	(355,603)

Investing Activities
Acquisition of capital assets	(553)	(3,076)	-	(15,161)
Proceeds from sale of asset	-	-	-	11,830
Acquisition of other assets	(25,000)	(26,420)	-	-
	(25,553)	(29,496)	-	(3,331)

Financing Activities
Bank demand loan (repayment)	(96,887)	(308)	36,632	169,088
Repayment of term debt	(1,360)	(14,841)	(8,288)	(1,640)
Units issued for cash	-	26,353	-	-
Financing costs	(3,758)	(3,758)	(8,333)	(14,458)
Advances from shareholders	67,073	55,262	184,270	205,944
	(34,932)	62,708	204,281	358,934

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$21,706	$42,708	$19,249	$33,249

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 29, 2004.

3.

Acquisition

IER Systems

During the previous fiscal year, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$15,050
Plant and equipment	5,268
Intellectual property	2,257

Total	$22,575

These are included in the assets of the company as at February 29, 2004 and August 31, 2004.  The purchase price of these assets was $22,575 in cash and $29,032 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

4.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 August 2004 Net Book Value	29 February 2004 Net Book Value
Automobile	$10,889	$3,021	$7,868	$9,255
Office furniture and equipment	27,385	20,277	7,108	7,875
Warehouse equipment	14,100	12,287	1,813	2,133
Computer hardware and software	49,119	33,525	15,594	15,630
	$101,493	$69,110	$32,383	$34,893

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 August 2004 Net Book Value	29 February 2004 Net Book Value
Distribution rights	$32,658	$13,063	$19,595	$22,860
Trademarks and patents	38,314	5,337	32,977	8,167
Financing costs	24,579	17,022	7,557	7,076
Intellectual property	2,346	118	2,228	2,346
Product development costs	8,389	-	8,389	8,389
	$106,286	$35,540	$70,746	$48,838

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,333,943.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

7. Long term debt	August 31, 2004	February 29, 2004
Long term debt	$141,296	$156,136
Less current portion	37,655	34,461

	$103,641	$121,675

Long term debt consists of a 60-month loan, maturing November 2007, bearing interest at prime plus 10.5%, repayable in blended monthly payments of $4,695.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2005	$37,655
2006	43,708
2007	50,735
2008	9,198

$141,296

8.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

9.

Share Capital

a)

The authorized share capital as at August 31, 2004 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $15,756.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.10 per unit.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

9.

Share Capital (continued)

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $36,290 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002.

During March 2004, the company received proceeds of $26,353 from the conversion of 250,000 warrants into the company's common shares at a price of $0.10 per unit.

b)

As at 31 August 2004, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,130,000	$ 0.16	27 January 2008

On January 27, 2003, the company granted 2,130,000 incentive stock options to directors, officer and employees of the company at an exercise price of $0.16 per share expiring 27 January 2008.

c)

As at August 31, 2004, there were 24,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To August 31, 2004, 6,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $544,350 or greater.  In the event EBITDA for these two fiscal years is less than $544,350 but not less than $489,900, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $489,900, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

e)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.06 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

10.

Changes in non-cash operating working capital

	2004		2003
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August

Receivables	$200,562	$(308,859)	$36,311	$(257,386)
Inventories	(194,935)	(126,384)	(161,103)	(125,784)
Prepaids	7,617	23,760	(2,335)	1,279
Payables and accruals	14,482	36,237	(181,150)	(222,544)
Income taxes	16,747	45,747	-	-

	$44,473	$(329,499)	$(308,277)	$(604,435)

11.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$65,395
2006	57,007
2007	57,007
2008	33,253

$212,662

12.

Commitments

a)

On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $3,811,266 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange, and the BC Securities Commission.

b)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at August 31, 2004, the acquisition and the financing have not been closed.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

12.

Commitments (continued)

c)

On May 8, 2003, the company entered into a one-year agreement with an Investor Relations firm to provide investor relation services for approximately $953 per month.  On March 9, 2004, the company retained the additional services of the firm to provide the company with a Broker Investor Relations Program for an additional $3,049 per month, plus the option to purchase 400,000 shares of the company in equal quarterly increments over the next 12 months.  This agreement was cancelled effective October 1, 2004.

d)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring.  The total costs of US$125,000 for these patented technologies are payable over 5 years.

e)

On June 7, 2004, the company retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  The company can terminate these services with 30-day notice.

f)

As at August 31, 2004, the company has outstanding letters of credit for inventory in the amount of $204,514 ($63,525 - 29 February 2004).

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

13.

Financial Instruments and Risk Management (continued)

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic dependence

Approximately 85% (29 February 2004 - 86%) of sales are from products provided by the company's largest supplier.

15.

Contingencies

A former employee is currently seeking a claim against the company for $190,563 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in these financial statements.

16.

Subsequent Events

On September 16, 2004 the company received a $191,000 loan from the Business Development Bank of Canada.  The loan is to be used for working capital purposes.  It is repayable over five years and bears interest at the bank’s rate plus 7.5%.